Exhibit 12.01
SCANA CORPORATION
CALCULATION OF RATIOS
FOR THE YEAR ENDED DECEMBER 31, 2012
(Dollars in Millions)
CALCULATION OF BOND RATIO:

Net earnings(1)		$987.8
Divide by annualized interest charges on:
Bonds outstanding under SCE&G’s bond indenture dated April 1, 1993 (Mortgage)	$189.2
Total annualized interest charges	189.2
Bond Ratio		5.22

(1)    As defined in the Mortgage.
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES:

	Years Ended December 31,
Dollars in Millions	2012	2011	2010	2009	2008
Fixed Charges as defined:
Interest on debt	$301.3	$287.0	$270.4	$251.5	$238.2
Amortization of debt premium, discount and expense (net)	4.9	4.8	5.1	4.8	4.6
Interest component on rentals	4.9	5.2	4.6	7.9	4.5
Preference security dividend requirement of consolidated subsidiary	-	-	-	14.2	11.7
Total Fixed Charges (A)	$311.1	$297.0	$280.1	$278.4	$259.0
Earnings as defined:
Pretax income from continuing operations	$601.6	$555.6	$535.4	$524.2	$542.1
Total fixed charges above	311.1	297.0	280.1	278.4	259.0
Pretax equity in (earnings) losses of investees	(3.3)	(2.9)	(1.1)	(2.2)	(8.0)
Cash distributions from equity investees	3.3	3.6	4.8	3.3	6.2
Preference security dividend requirement from above	-	-	-	(14.2)	(11.7)
Total Earnings (B)	$912.7	$853.3	$819.2	$789.5	$787.6
Ratio of Earnings to Fixed Charges (B/A)	2.93	2.87	2.92	2.84	3.04

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